MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail:  Mark.Karpe@PacificLife.com

July 12, 2021

VIA EDGAR

Yoon Choo, Esq.

Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:                       Pacific Funds Series Trust

(File Nos. 333-61366, 811-10385)

Dear Ms. Choo:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on June 3, 2021, concerning post-effective amendment (“PEA”) No. 162 to the registration statement of Pacific Funds Series Trust (the “Registrant”) on Form N-1A (including the Prospectuses (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed on April 23, 2021 with the Commission pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of the Registrant (a “Fund”). All capitalized terms used in this letter are as defined in the Prospectus and/or SAI.

Set forth in the numbered paragraphs below are the Staff’s comments followed by Registrant’s responses.

General Comment

1.            Comment: Please supplementally confirm that Registrant has reviewed prior responses provided in last year’s comment letters and has incorporated all revisions as noted in such response.

Response: Registrant confirms.

Pacific Funds – Response Letter

July 12, 2021

Prospectus Comments for Pacific Funds ESG Low Duration (as applicable to all other Funds with the same or similar disclosure)

2.            Comment:  Tickers: Please add the tickers for this new series.

Response: Registrant will add the ticker symbols as requested.

3.            Comment: Investment Goal: The investment goal notes that capital appreciation is of “secondary importance.”  Please consider revising to make it clear to a shareholder that capital appreciation is a secondary objective of the Fund, and remains an important goal, for plain English purposes.

Response: Registrant has carefully considered the comment and determined not to revise the objective.  Registrant believes its use of “secondary importance” is synonymous with the suggested alternative of “secondary objective” and informs shareholders in plain English that the goal of capital appreciation is an important investment goal of the Fund, just not the most important investment goal of the Fund.  Accordingly, Registrant respectfully declines to make the requested change.

4.            Comment: Fees and Expenses: Pursuant to recent changes to Form N-1A, please add disclosure for this retail fund that a shareholder may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and Examples.

Response: Registrant will add the requested disclosure.

5.            Comment: Principal Investment Strategies: The Fund’s name, Pacific Funds ESG Low Duration, includes “ESG” (Environmental, Social and Governance), which suggests a type of investment and therefore the Fund’s 80% Name Test Policy should cover ESG in addition to bonds.

Response: Registrant believes its use of the term “ESG” in the Fund’s name does not implicate the Fund’s 80% Name Test Policy pursuant to Rule 35d-1. As used in the Fund’s name, the term “ESG” refers to the aspect of the Fund’s investment goal of “giving consideration to certain environmental, social and governance (“ESG”) criteria” while seeking current income. As such, the term “ESG” aptly describes both the Fund’s investment goal and its principal strategy; it does not refer to a particular type of investment. Registrant believes its use of the term “ESG” is analogous to the use of terms like “growth” or “value,” which, as the Commission recognized in the adopting release for Rule 35d-1, “connote types of investment strategies as opposed to types of investments.”  The analysis is similar for “Low Duration” in that it describes the principal strategy of the Fund and not a particular type of investment, and thus the Fund is not required to have an 80% investment minimum in bonds. Accordingly, Registrant respectfully declines to make the requested change.

6.            Comment: Principal Investment Strategies – ESG Criteria: The disclosure notes that the Fund will invest principally in, along with other investments, asset-backed securities and

Pacific Funds – Response Letter

July 12, 2021

mortgage-related securities.  Please supplementally inform the Staff (i) if ESG Criteria are applied to any of these types of investments and (ii) what percentage of the Fund’s performance is expected to be evaluated under ESG Criteria.

Response:  ESG Criteria currently are not applied to asset-backed securities and mortgage-related securities.  As disclosed in the final sentence of this section, ESG Criteria are currently applied only to corporate bonds and securities issued by the U.S. government or its related agencies and debt securities issued by developed foreign governments and corporations.  ESG Criteria currently are not applied to asset-backed securities and mortgage-related securities in which the Fund invests because ratings from the sub-adviser’s third-party service providers currently are unavailable. To the extent ratings become available in the future, the sub-adviser would consider applying the ESG Criteria to such securities.  There is no percentage of the Fund’s performance that is evaluated against the ESG Criteria.  Performance of the Fund is reviewed against its benchmark and peers.

7.            Comment: Principal Investment Strategies – ESG Exclusions: The disclosure in this subsection notes that the Fund will exclude from investment those issuers whose use of thermal coal exceeds the sub-adviser’s revenue threshold.  Please supplementally explain how the “use” of thermal coal is measured by the sub-adviser’s revenue threshold.  Consider rephrasing for plain English purposes.

Response:  If the revenue generated from the use of thermal coal in the issuer’s manufacturing process contributes more to the issuer’s overall revenue for the year than the threshold established by the sub-adviser, the issuer would be excluded on this basis.  In light of the Staff’s comment, the disclosure will be revised to further clarify how the sub-adviser’s threshold is applied to an issuer’s use of thermal coal.

8.            Comment: Principal Investment Strategies – ESG Metrics:  The disclosure notes that individual investment selection is generally based on the sub-adviser’s fundamental research process.  Please reconcile this statement based upon the disclosure regarding the sub-adviser’s analysis and application of ESG Criteria to select investments.  For example, does the sub-adviser apply the ESG Criteria first and then utilize fundamental research?

Response: The disclosure will be revised accordingly.

9.            Comment: Principal Investment Strategies – ESG Metrics:  Fundamental research is the first component of the investment process.  Could the Fund make an investment in an issuer that is not excluded by the ESG exclusions but still scores poorly on the ESG metrics if the sub-adviser believes the issuer’s fundamentals are strong?  If so, please disclose.

Response: As noted in the statutory disclosure, the Fund may invest in a security that is not excluded by the ESG exclusions but has low ESG metrics if the sub-adviser determines that its fundamentals are strong. However, the sub-adviser generally seeks to emphasize individual securities of high ESG quality and that pose limited financial risk from ESG factors in order to have a portfolio of corporate debt securities that has a better average

Pacific Funds – Response Letter

July 12, 2021

ESG rating than the average ESG rating of the corporate debt securities within the Fund’s benchmark index.

10.    Comment: Principal Investment Strategies:  The disclosure notes that investments may be sold to adjust debt asset class weightings.  Consider including this factor in the Fund’s sell strategy disclosure.

Response: The disclosure will be revised accordingly.

11.    Comment: Principal Risk – Foreign Markets Risk:  The disclosure notes that less stringent accounting requirements are more common in certain foreign countries.  Please consider whether different auditing standards should also be highlighted in this risk factor.

Response: Registrant has carefully considered the comment and determined not to highlight this factor in this section.  Registrant notes that the requested disclosure is present in the statutory Foreign Markets Risk.

12.    Comment: Performance – Benchmark:  Please supplementally disclose the benchmark index that will be used for the Fund.

Response: The Fund’s broad-based securities market index for comparison of performance will be the Bloomberg Barclays US 1-3 Year Government/Credit Index.

13.    Comment: Principal Investment Strategies – Item 9 Disclosure:  Please explain in plain English in the Item 9 disclosure what is a “bottom-up issuer analysis” as conducted by the sub-adviser.

Response: The disclosure will be revised accordingly.

General Prospectus Comments

14.    Comment: Execution of Your Requests – Please explain what “unscheduled transaction” means in this section.

Response: Registrant will delete the word “unscheduled.”

15.    Comment: Dividend Reinvestment Plan:  Please inform the Staff if the Trust has a dividend reinvestment plan.  If so, please include a discussion of that plan pursuant to the specific requirements of Form N-1A.

Response: Registrant confirms it has a dividend reinvestment plan.  Please see the Dividends and Distribution section of the Prospectus as reflected in PEA No. 162.  In light of the current comment by the Staff, Registrant has reviewed Form N-1A (as revised in April 2021) and plans to make minor revisions to further clarify the existing disclosure.

16.    Comment: How Shares Prices Are Calculated – Determination of Net Asset Value:  The disclosure notes that a Fund may pay for a sale or exchange, in whole or in part, by a

Pacific Funds – Response Letter

July 12, 2021

distribution of investments from the Fund.  Please supplementally explain under what circumstances an exchange request could be satisfied by redemptions-in-kind of Fund securities rather than shares of another Fund.

Response: Registrant will delete the reference to an exchange request.

SAI Comments

17.    Comment: Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions - In the last sentence of the second paragraph of this section, please add disclosure to clarify that a Fund that operates as a fund of funds will consider the investments of all of its underlying investment companies when determining the Fund’s compliance with its concentration policies.  The Staff notes that it is not requesting a change to a fundamental investment restriction, but instead a clarification pursuant to this non-fundamental summary.

Response: In response to prior Staff comments, Registrant added disclosure that a Fund that operates as a fund of funds will consider the investments of all investment companies in which that Fund invests by considering the existence of a concentration policy of each such investment company when determining compliance with the Fund’s own concentration policy.  Registrant believes its current approach is reasonable and appropriate, and achieves the same goal sought by the Staff.  Registrant therefore respectfully declines to make the requested change.

18.    Comment: Non-Fundamental Investment Restrictions:  In the first sentence, please change the reference of “illiquid securities” to “illiquid investments.”

Response: Registrant will revise as requested.

If you have any questions or further comments please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:                              Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Audrey L. Cheng, Esq., Pacific Life Insurance Company

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Sullivan & Worcester LLP